Exhibit 15.2
Cadeler A/S. Incorporated in Denmark. Registration Number (CVR no.): 3118 0503 Kalvebod Brygge 43, DK-1560 Copenhagen V, Denmark Remuneration Report 2024 For the year ending 31 December 2024

Contents

Introduction 4
Board of Directors 5
Executive Management 7
Overview 11

3 This remuneration report (the “Report”) provides an overview of the total remuneration received by each member of the Board of Directors (the “Board”), and the Executive Management (the “Execu-tive Management”) of Cadeler A/S (the “Company”) during the financial year ending 31 December 202 4. The Executive Management means the members of the executive management of the Com-pany registered as such with the Danish Business Authority. Currently the Executive Management consists of Mikkel Gleerup and Peter Brogaard Hansen. The remuneration of the Board and Executive Management has been provided in accordance with the remuneration policy of the Company adopted by the Extraordinary General Meeting on 23 April 202 4 and available on the Company’s website, cadeler.com, (the “Remuneration Policy”). The over-all objective of the remuneration policy is to attract, motivate and retain qualified members of the Board and the Executive Management as the Company’s future development and success is depend-ent on management performance. The remuneration of the Board and the Executive Management is designed to support the strategic goals of the Company and to promote value creation for the bene-fit of the shareholders of the Company. This Report has been prepared in accordance with section 139b of the Danish Companies Act (the “DCA”), section 4.2.3 in the Recommendations on Corporate Governance (“Recommendations”) is-sued by the Danish Corporate Governance Committee and the draft European Commission Guide-lines on the standardised presentation of the remuneration report under Directive 2007/36/EC, as amended by Directive (EU) 2017/828 with regards to the encouragement of long -term shareholder engagement (the “Guidelines”). The remuneration of the Board and Executive Management for the financial year ending 31 Decem-ber 2024 complies with the framework provided by the Remuneration Policy. There has been no de-viation or derogation from the framework provided by the Remuneration Policy. The information included in this Report has been derived from the audited annual report of the Company for the financial year ending 31 December 202 4 available on the Company’s website, cadeler.com. All amounts are gross and quoted in EUR .. Remuneration Report

4 The remuneration of the Board for 2024 was in compliance with the Remuneration Policy, which stipulates that the Board may receive a fixed annual fee with the fee being pro-rated according to the date of the board member’s election to the Board, and that the Board does not receive any in-centive or share-based remuneration. The remuneration of the Executive Management was in com-pliance with the Remuneration Policy, with the receipt of cash bonus and share based incentives was based on performance criteria. The remuneration of the Board and the Executive Management is designed to support the Com-pany’s development by ensuring that members of the Executive Management are incentivised to achieve both financial and operational goals while supporting the long-term sustainability and devel-opment of the Company. Introduction 4

5 Board Audit Committee Nomination Committee Remuneration Committee Member EUR 86,455 (base fee) EUR 9,606 EUR 2,401 EUR 9,606 Chairman EUR 172,911 (base fee + board chair fee) (waived) EUR 19,212 EUR 2,401 EUR 9,606 Vice chairman EUR 129,683 (base fee + vice chair fee) (waived) - - - According to the Company’s Remuneration Policy, members of the Board receive a fixed annual base fee approved by the Annual General Meeting. This annual base fee is determined in line with the market practice of comparable listed companies, taking into account the required competencies, effort and scope of work of the members of the Board. The Chairman may receive an additional fixed fee of up to three times the fixed annual base fee for his/her extended duties. Ordinary members of the Audit Committee, Remuneration Committee and Nomination Committee may receive a supplementary fee of up to 50% of the fixed annual base fee, and the Chairman of the Audit Committee, Remuneration Committee and Nomination Committee may receive a supplementary fee of up to 100% of the fixed annual base fee. No member of the Board is entitled to receive any share-based incentive, other variable remunera-tion or pension contribution. The following fees were approved at the General Meeting on 23 April 2024: Board of Directors

Table 1 – Remuneration of Board for 2024

Name	Annual fee	Committee fees	Travel allowance	Benefits	Extraordinary items	Total remuneration
Andreas Sohmen-Pao, Chairman of the Board of Directors Chairman of the Remuneration Committee	-	-	-	-	-	-
Emanuele Lauro, Vice Chairman of the Board of Directors	-	-	-	-	-	-
Jesper Lok, Board member Chairman of the Remuneration Committee	15,711	3,143	-	-	-	18,853
Ditlev Wedell-Wedellsborg, Board member Member of the Remuneration Committee	73,293	9,528	-	-	-	82,821
Andrea Abt, Board member Member of the Audit Committee	73,293	7,957				81,250
James Nish, Board member Chairman of the Audit Committee	66,565	14,565				81,130
Colette Cohen, Board member	57,531	-				57,531
Thomas Thune Andersen, Board member	12,253					12,253
Total			-	-	-	**333,838**

Andreas Sohmen-Pao is employed by BW Group and has not received remuneration as a Cadeler board member in 2024.

Emanuele Lauro who entered the Board as Vice Chairman with effect from 23 April 2024, is employed by Scorpio Holdings Limited, and has not received remuneration as a Cadeler Board member in 2024.James Nish entered the Board with effect from 20 February 2024.

Colette Cohen entered the Board with effect from 23 April 2024.

Thomas Thune Andersen entered the Board with effect from 11 November 2024.

Jesper Lok stepped down from the Board with effect from 23 April 2024.

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7 Members of the Executive Management are entitled to annual remuneration in accordance with the Remuneration Policy, which may consist of the following fixed and variable remuneration compo-nents: (a) Annual fixed salary (b) Employment Benefits (c) Pension contribution (d) Short-term and/or long-term incentive remuneration consisting of an annual performance-based bonus in cash, shares, other share-based incentives, such as stock options, restricted share units, warrants and phantom shares (e) Employee retention incentives in the form of cash or share-based incentives, and (f) Termination and severance payments. The choice of these components is intended to permit a well-balanced remuneration package re-flecting (i) the individual performance and responsibility of the members of the Executive Manage-ment in relation to established goals and targets, both in the short and the longer term, and (ii) the Company’s overall performance. In accordance with the Remuneration Policy, any performance-based bonus awarded to members of the Executive Management be subject to performance criteria determined by the Board. The perfor-mance criteria may include both financial and non-financial targets related to the Company’s strat-egy and key performance indicators, which may include, but are not limited to, the Company’s health and safety record, revenue and EBITDA and the successful completion of projects, whether individually or collectively. The composition of the remuneration of each individual member of the executive management is determined with a view to contributing to the Company’s ability to attract and retain competent key employees while, at the same time, ensuring that the Executive Management has an incentive to create added value for the benefit of the Company’s shareholders through variable remuneration. Executive Management

Table 2 - Remuneration for the Executive Management for 2024

	Fixed remuneration			Variable remuneration				
Name	Base salary	Benefits	Pension	Cash bonus	Relocation bonus	Total remuneration	Fixed/total	Variable/total
Mikkel Gleerup, CEO	592,251	17,703	59,225	592,251	166,971	1,428,401	47%	53%
Peter Brogaard Hansen, CFO	362,110	23,766	36,211	271,311	166,971	860,369	49%	51%
Total	954,361	41,470	95,436	863,562	333,942	2,288,770		

Fixed Remuneration

The annual fixed base salary and benefits are intended to attract and retain competent key employees with a view to contributing to the Company's ability to obtain its short- and long-term targets. Members of the Executive Management are entitled to receive a pension contribution of up to 10% of the fixed base salary.

Variable Remuneration

Members of the Executive Management may in accordance with the Remuneration Policy be eligible to receive an annual performance-based bonus in cash, shares as well as other share-based incentives, such as stock options, restricted share units, warrants and phantom shares. The performance criteria shall be determined by the Board and may include both financial and non-financial targets related to the Company's strategy and key performance indicators, which may include, but are not limited to, the Company's health and safety record, revenue and EBITDA and the successful completion of projects, whether individually or collectively. The performance bonus shall be subject to the level of achievement of performance targets to be defined and set annually by the Board of Directors and comprising one or more financial years in the reference period.

The maximum annual value of a cash bonus and a share-based incentive grant, respectively, may not exceed 200% of the fixed annual salary at the time of grant. Where a performance bonus is to be paid in shares or other share-based incentives, the entitlement to shares shall be subject to a vesting period of at least 12 months and requirement of continuous service during the vesting period. Vesting may be subject to fulfilment of certain pre-defined criteria if determined by the Board of Directors.

Incentive Schemes

In December 2021, a new remuneration scheme was agreed with effect from January 2022, replacing the existing share-based incentive schemes for members of the Executive Management.

(i) In January 2022, the CEO was granted 55,430 Restricted Share Units which vested July 2024.

(ii) In January 2022, the CEO was granted 55,430 Options over Cadeler shares which vested in May 2024 and expire in April 2027. The strike price will range from NOK 36.02 to NOK 38.42 depending on the exercise period.

(iii) In May 2022, the CEO was granted 221,719 and the CFO was granted 67,440 options over Cadeler shares, which will vest in May 2025 and expire in May 2028. The strike price will initially be NOK 40.24 and the grant is conditional upon continued employment with Cadeler.

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9 (iv) In January 2023, the CEO was granted 130,416 and the CFO was granted 59,280 Restricted Share Units, which will vest in July 2025 and are conditional upon continued employment with Cadeler. (v) In August 2023, the CEO and the CFO were granted 385,320 and 237,120 options over Cadeler shares respectively, which will vest in August 2026 and expire in August 2029. The strike price will initially be NOK 45.49 and the grant is conditional upon continued employment with Cadeler. (vi) In May 2024, the CEO and the CFO were granted 122,825 and 70,186 Restricted Share Units respectively, which will vest in May 2027 and the grant is conditional upon continued employ-ment with Cadeler. (vii) In May 2024, the CEO and the CFO were granted 245,651 and 140,372 options over Cadeler shares respectively, which will vest in May 2027 and expire in May 2030. The strike price will initially be NOK 74.32 and the grant is conditional upon continued employment with Cadeler. Extraordinary awards Members of the Board and Executive Management may under the remuneration policy be offered extraordinary awards in the form of a one-off bonus or other extraordinary variable remuneration. The value of such extraordinary award may not exceed 100% of the fixed annual salary. In 2024, an extraordinary relocation and establishment bonus has been granted to the Executive Management in connection with their relocation abroad and is conditional upon continued employ-ment with Cadeler until 31 December 2025.

10 Termination and Severance Payments According to the Company’s Remuneration Policy, the members of the Executive Management are employed on individual contracts that are generally entered into for an indefinite term with a mu-tual right of termination. The notice period may be up to 6 months for the member of the Executive Management and up to 12 months for the Company. In case of termination, members of the Execu-tive Management may be entitled to a severance payment of up to 12 months’ total remuneration. Non-Monetary Benefits Members of the Executive Management are offered customary employee benefits such as tele-phone, computer and internet, as well as other benefits, including company car as approved by the Board. The value of such benefits may not exceed 50% of the fixed annual salary. Claw-Back The Company has the option of reclaiming, in full or in part, granted incentive remuneration in cer-tain situations, including where incentive remuneration was awarded or paid out on the basis of in-formation which subsequently proved to be incorrect. During the financial year ending 31 December 2024, no incentive remuneration was reclaimed. 10

Overview

The development in the remuneration of the Board and Executive Management over the past five financial years is summarised in the table below.

The result for the Group in 2024 was a profit of EUR 65,069 thousand compared to a profit of EUR 11,498 thousand in 2023, EUR 35,541 thousand in 2022, EUR 7,451 thousand in 2021, and EUR 27,032 thousand in 2020.

Average employee compensation per full time equivalents for onshore employees for the Group in 2024 was EUR 137 thousand compared to EUR 173 thousand in 2023, EUR 141 thousand in 2022, EUR 131 thousand in 2021, and EUR 117 thousand in 2020.

Table 3 - Comparison of remuneration over the past five financial years

Name	2024	2023	2022	2021	2020	2024 vs. 2023	2023 vs. 2022	2022 vs. 2021	2021 vs. 2020
Mikkel Gleerup, CEO	1,761,430	1,450,449	839,372	708,484	743,191	310,981	611,077	130,888	(34,707)
Peter Brogaard, CFO	1,193,398	608,666	261,243	-	-	584,732	347,423	261,243	-
Mark Konrad, Former CFO	-	-	100,648	277,762	30,988	-	(100,648)	(177,114)	246,774
Andreas Sohmen-Pao	-	-	-	-	-	-	-	-	-
Andreas Beroutsos	-	-	-	-	6,667	-	-	-	(6,667)
David Cogman	-	-	-	-	-	-	-	-	-
Connie Hedegaard	-	26,185	60,000	60,000	10,000	(26,185)	(33,815)	-	50,000
Jesper Lok	18,853	60,000	60,000	60,000	10,000	(41,147)	-	-	50,000
Ditlev Wedell-Wedellsborg	82,821	60,000	60,000	60,000	10,000	22,821	-	-	50,000
Andrea Abt	81,250	36,643	-	-	-	44,607	36,643	-	-
Jaime Nish	81,130	-	-	-	-	81,130	-	-	-
Colette Cohen	57,531	-	-	-	-	57,531	-	-	-
Thomas Thune Andersen	12,253	-	-	-	-	12,253	-	-	-

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12 Cadeler Kalvebod Brygge 43 DK –1560 Copenhagen V Denmark +45 3246 3100 www.cadeler.com 12